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EXHIBIT 3.3

(ON MOORE & VAN ALLEN LETTERHEAD)


MAY 22, 2000



Nuveen Tax-Free Unit Trust,
Series 1167 -- North Carolina Traditional 325
John Nuveen & Co. Incorporated
333 West Wacker Drive
Chicago, Illinois 60606


Attn:  Gifford R. Zimmerman, Esq.
     Vice President, General Counsel
     and Corporate Secretary


The Chase Manhattan Bank,
as Trustee of Nuveen Tax-Free Unit Trust,
Series 1167 -- North Carolina Traditional Trust 325
Nuveen Administration Department
4 New York Plaza-Third Floor
New York, New York 10004-2413


Gentlemen:


    We have acted as special North Carolina counsel to Nuveen Tax-Free Unit Trust, Series 1167 (the "Fund") concerning a Registration Statement
(No. 333-36858) on Form S-6 under the Securities Act of 1933, as amended (the "Registration Statement"), in connection with the issuance by the Fund of units of fractional undivided interests in the Fund (the "Units"). The Fund has been organized under a Trust Indenture and Agreement, dated of even date hereof, between John Nuveen & Co., Incorporated (the "Depositor") and The Chase Manhattan Bank (the "Trustee"). The Fund will issue the Units in several unit investment trusts for designated states, one of which will be North Carolina Traditional Trust 325 (the "Trust"). The Units will be purchased by various investors (the "Unitholders"). Each Unit of the Trust represents a fractional undivided interest in the principal and net income of the Trust in the ratio of 10 Units for each $1,000 principal amount of the obligations initially acquired by the Trust. Each Trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.


    The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State of North Carolina, its political subdivisions authorities and provided the interest thereon is exempt from North Carolina income taxes by the laws or treaties of the United States, by or on behalf of the United States territories or possessions (including Puerto Rico, the Virgin Islands, Guam and the Northern Mariana Islands), their political subdivisions and authorities (the "Bonds"). Distributions of the interest received by the Trust will be made semiannually unless the Unitholder elects otherwise.

    You have requested our opinion as to the application of North Carolina state and local taxes to the Trust and the Unitholders. In rendering our opinion, we have assumed (i) that the interest on all Bonds in the Trust will be exempt from Federal income tax and (ii) that the Bonds have been issued in strict compliance with all requirements of North Carolina law or, where applicable, Federal or territorial law. Furthermore, in rendering our opinion, we have relied on the opinion of Messrs. Chapman and Cutler, of even date herewith, that:

    (i)--The Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code");

    (ii)--Each Unitholder will be considered the owner of a pro rata portion of the Trust and will be subject to federal income tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Code;

    (iii)--The Trust, itself, will not be subject to federal income taxes;

    (iv)--Each item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the Trust consists of interest
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excludable from federal gross income, such income will be excludable from the federal gross income of the Unitholder; and

    (v)--Gain or loss will be recognized by a Unitholder upon the redemption or sale of his Units or upon the maturity, redemption, sale, or other disposition of a Bond held by the Trust.

    Based upon the foregoing and under existing law, we are of the opinion that:

    (1)--The Trust is not an association taxable as a corporation for North Carolina income tax purposes.

    (2)--Interest on the Bonds which is exempt from North Carolina income tax when received by the Trust will retain its status as tax-exempt interest when distributed to Unitholders.

    (3)--For North Carolina income tax purposes, each Unitholder will have a taxable event when, upon redemption or sale of his Unit, he receives cash or other property. Gain or loss will be determined by computing the difference between the proceeds of such a redemption or sale and the Unitholder's adjusted basis for the Unit.

    (4)--For North Carolina income tax purposes, each Unitholder will have a taxable event when the Trust disposes of one of the Bonds (whether by sale, payment at maturity, retirement or otherwise); provided that when any of the Bonds held by the Trust have been issued under an act of the General Assembly of North Carolina that provides that all income from such Bond, including a profit made from the sale thereof, shall be free from all taxation by the State of North Carolina, any such profit received by the Trust will retain its tax-exempt status in the hands of each Unitholder.

    (5)--Interest on indebtedness paid or accrued by a Unitholder in connection with ownership of Units in the Trust will not be deductible by the Unitholder for North Carolina income tax purposes.

    (6)--Amortization of Bond premiums is mandatory for North Carolina state income tax purposes for all North Carolina resident Unitholders. Amortization for the taxable year is accomplished by lowering the basis or adjusted basis of the Units, with no deduction against gross income for the year.

    (7)--Trust Units will be subject to North Carolina estate tax if owned by a North Carolina resident on the date of his death.

    (8)--Neither the Bonds nor the Units in the Trust will be subject to the North Carolina sales tax or use tax.

    The foregoing opinion, which is based on the applicable law at the date of this letter and on information provided to us by the Depositor, is an opinion of counsel only and cannot be relied upon as binding on the State of North Carolina or its taxing authorities. This opinion is dependent upon laws, regulations and administrative and judicial decisions that are subject to change. This opinion is being rendered to you and the Unitholders solely for their benefit in connection with the purchase of the Units and may not be relied upon by any other person or for any other purpose without our prior written consent.

    This letter is not to be construed as a prediction of a favorable outcome with respect to any issue for which no favorable prediction is made herein, or as a guaranty of any tax result, or as offering an assurance or guaranty that a North Carolina state taxing authority might not differ with our conclusions, or raise other questions or issues upon audit.

    We have not examined any of the Bonds to be deposited in the Fund and held by the Trust, and express no opinion as to whether the interest on any such Bonds would in fact be tax-exempt if directly received by a Unitholder; nor have we made any review of the proceedings relating to the issuance of the Bonds or the basis for the bond counsel opinions or the opinions of Messrs. Chapman and Cutler referred to herein.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm in such Registration Statement and the Prospectus included therein. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

Very truly yours,

MOORE & VAN ALLEN
By Ernest Riegel